Exhibit 77D - Policies with respect to security investments -
For Period Ended 7-31-2008

First Trust Strategic High Income Fund III

On September 15, 2008, the Fund's Board of Trustees approved a change in the Fund's temporary defensive policy. Previously, the temporary defensive policy of the Fund permitted it to deviate from its investment strategy and invest all or any portion of its managed assets in cash or cash equivalents. Cash equivalents, in general terms, include: U.S. Government securities, certificates of deposit, repurchase agreements, commercial paper, bankers' acceptances, bank time deposits and money market funds. Under the revised temporary defensive policy, the Fund may deviate from its investment strategy and invest all or any portion of its total assets in cash, cash equivalents and certain other defensive instruments, including manufactured home loan-backed securities; certain securities guaranteed by the U.S. Government or its agencies or instrumentalities; asset-backed securities representing direct or indirect participations in, or secured by and payable from, pools of leases of aircrafts and/or loans to purchase aircrafts; asset-backed securities representing direct or indirect participations in, or secured by and payable from, loans or other obligations of franchises; corporate bonds; and any other securities rated in the AA category or better by at least one nationally recognized statistical rating organization (collectively, the "Defensive Instruments").